EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Year Ended December 31,
(in millions)	2011	2010	2,009	2008	2007
Fixed Charges:
Interest expense	$478	$592	$527	$567	$579
Capitalized interest	13	5	8	10	8
Portion of rental expense which represents interest factor	227	211	89	84	95
Total Fixed Charges	$718	$808	$624	$661	$682

Earnings Available for Fixed Charges:
Pre-tax income	$1,565	$815	$627	$(79)	$1,468
Distributed equity income of affiliated companies	63	41	16	60	37
Add: Fixed charges	718	808	624	661	682
Less: Capitalized interest	(13)	(5)	(8)	(10)	(8)
Less: Net income-noncontrolling interests	(33)	(31)	(31)	(35)	(30)
Total Earnings Available for Fixed Charges	$2,300	$1,628	$1,228	$597	$2,149

Ratio of Earnings to Fixed Charges	3.20	2.01	1.97	*	3.15

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:

Fixed Charges:
Interest expense	$478	$592	$527	$567	$579
Capitalized interest	13	5	8	10	8
Portion of rental expense which represents interest factor	227	211	89	84	95
Total Fixed Charges before preferred stock dividends pre-tax income requirements	718	808	624	661	682
Preferred stock dividends pre-tax income requirements	39	35	—	—	—
Total Combined Fixed Charges and Preferred Stock Dividends	$757	$843	$624	$661	$682

Earnings Available for Fixed Charges:
Pre-tax income	$1,565	$815	$627	$(79)	$1,468
Distributed equity income of affiliated companies	63	41	16	60	37
Add: Fixed charges before preferred stock dividends	718	808	624	661	682
Less: Capitalized interest	(13)	(5)	(8)	(10)	(8)
Less: Net income-noncontrolling interests	(33)	(31)	(31)	(35)	(30)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$2,300	$1,628	$1,228	$597	$2,149

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.04	1.93	1.97	*	3.15

* Earnings for year ended December 31, 2008 were inadequate to cover fixed charges by $64.